DGI INVESTMENT TRUST

Plan Pursuant to Rule 18f-3 under
the Investment Company Act of 1940
(as approved April 11, 2025)

DGI Investment Trust (the “Trust”) may offer different classes of shares of the DGI U.S. Government Money Market Fund (the “Fund”), a series of the Trust, pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “Act”) under the following Plan.

1.

The Plan encompasses four classes of shares to the extent offered by the Fund (each a “Class”). Each Class of shares issued by the Fund will represent interests in the same portfolio of investments of the Fund and be identical in all respects to each other Class of that Fund, except as set forth in this plan:

(a)

Class A shares (Withholding and Non-Withholding) are to be sold without a front-end sales charge and are subject to the payment of Rule 12b-1 fees at a maximum annual rate of 0.25% of the average daily net assets attributable to such shares, paid pursuant to a plan of distribution and service adopted in accordance with Rule 12b-1 under the 1940 Act (“12b-1 Plan”). Class A shares are not otherwise subject to a contingent deferred sales charge (“CDSC”).

(b)

Class I shares (Withholding and Non-Withholding) are to be sold at net asset value without an initial sales charge and are not subject to a CDSC or the payment of any Rule 12b-1 fees. Class I shares are not otherwise subject to a CDSC.

2.

Income, realized and unrealized capital gains and losses shall be allocated to each Class based on the relative net assets attributable to each such Class.

3.

Each Class shall bear proportionately all other expenses incurred by a Fund based on the relative net assets attributable to each such Class.

4.

Expenses that are limited solely to a specific Class or Classes shall be allocated to that Class or those Classes based on the relative net assets attributable to each such Class.

5.

A Fund’s investment adviser, underwriter or any other provider of services to the Fund may waive fees payable by, or reimburse expenses of, a Fund or one or more Classes.

5.

Each Class shall vote separately with respect to any matter that separately affects that Class or as required by applicable law. The shares of each Class have one vote per share and a pro-rata fractional vote for a fraction of a share.

6.

The initial adoption of, and all material amendments to, this Plan must be approved by a majority of the Trustees of the Trust, including a majority of the Board members who are not “interested persons” (as defined in the Act) of the Trust.